TRULITE, INC.
Three Riverway
Suite 1700
Houston, TX 77056

October 5, 2006

Mark Webb, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Trulite, Inc. Registration Statement on Form 10-SB File No. 0-51696
Dear Mr. Webb:

This letter will confirm that Jim Ryan of Jackson Walker L.L.P. will be acting as counsel for Trulite, Inc. in connection with the referenced Registration Statement.

Please feel free to call me with any questions or comments you may have concerning this matter.

Sincerely,

/s/ Jonathan Godshall

Jonathan Godshall, President
Trulite, Inc.

cc:	Gregory Dundas Jim Ryan